UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. January 13, 2017.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that in accordance with articles 9 and the third and fourth paragraphs of article 10 of the Securities Market Law, General Rule No. 30 and Circular No. 687, and having due authorization, it hereby informs you of the following essential fact related to Sociedad Química y Minera de Chile S.A., listed in the Securities Registry under number 184 (the “Company”):

1.	Pursuant to the terms disclosed in the confidential essential fact report dated December 28, 2016, on this date, the Company has entered into agreements with the Department of Justice, the “DOJ”, and the Securities and Exchange Commission, the “SEC”, both of the United States of America (the “United States”), in relation to the investigations by such agencies of facts related to payments to providers and entities that were tied to persons with political exposure between 2008 and 2015, which facts resulted in an internal investigation on behalf of the Company by an ad hoc committee of the Board of Directors that was led by the law firm Shearman & Sterling (the “Investigated Facts”). The Company’s securities are publicly traded in the United States and the Company is therefore subject to the legislation of that country. The Company voluntarily presented the results of the internal investigation and supporting documents to the DOJ and the SEC as well as the corresponding authorities in Chile.

2.	Pursuant to the terms of the agreement with the DOJ, entitled the Deferred Prosecution Agreement (the “DPA”), the Company agrees that the DOJ will file charges against the Company alleging (i) one count of violating sections 78m(b)(2)(B), 78m(b)(5) and 78ff(a) of Title 15, of the United States Code (the “Code”), which violation relates to the failure to implement effective internal accounting systems and internal accounting controls and (ii) one count of violating sections 78m(b)(2)(A), 78m(b)(5) and 78ff(a) of Title 15, of the same Code, which violation relates to the to the failure to maintain accurate books and records related to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to pursue such charges against the Company for a period of 3 years and release the Company from liability thereafter, as long as during such term the Company complies with the terms of the DPA, including the payment of a penalty of 15,487,500 United States dollars (“Dollars”) and the acceptance of an external monitor for a period of 24 months (the “Monitor”) to evaluate the Company’s compliance program, followed by an additional year in which the Company will report independently.

3.	In the DPA, the DOJ does not file any other charges in relation to the Investigated Facts. The agreement with the DOJ states that the Company received cooperation credit based on its cooperation with the DOJ investigation, which included, among other things, conducting a thorough internal investigation.

4.	In relation to the agreement with the SEC, the Company has agreed (i) to pay a penalty of 15 million dollars and (ii) to maintain a Monitor for the abovementioned period, as a consequence of the violation of sections 13(b)(2)(A) and (B) of the U.S. Securities Exchange Act relating to the bookkeeping and internal accounting control systems required of securities issuers in the United States.

5.	The SEC has issued a Cease and Desist Order that does not identify any other violations of United States law and in which the SEC notes the fact that the Company has taken corrective measures, including the termination of the former CEO, Mr. Patricio Contesse, the creation of a corporate governance committee, the separation and strengthening of the internal auditing and compliance and risk management departments, the hiring of additional experienced compliance and auditing personnel, the expansion of the accounting and compliance systems, and the hiring of external experts to review and improve the Company’s controls and payment process approvals.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: January 13, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.